FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Dodd, Timothy J. (Last) (First) (Middle) One Pasta Avenue (Street) Carrington, ND 58421 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Dakota Growers Pasta Company, Inc. (No ticker or trading symbol) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 01/01/2003 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

President and Chief Executive Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								14,686 shares	D
Series D Delivery Preferred Stock (1)								190,800 shares	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	$150 per share	01/01/2003		A		686		01/01/2003	01/01/2013	Series C 6% Convertible Non-Cumulative Preferred Stock (2)	686 shares		686	D

 Explanation of Responses:

(1) - The undersigned has tendered 100,000 shares of the Company’s Series D Delivery Preferred stock in response to a tender offer for up to 3,000,000 shares of the Company’s Series D Delivery Preferred Stock which was received by the Company’s shareholders on or about November 6, 2002.  The deadline for shareholder responses to that tender offer was November 25, 2002.  (The tender offer is described in a Form 8-K filed by Dakota Growers Pasta Company, Inc. on November 15, 2002.)  As of the date of this Form 4, the undersigned has not been notified whether the undersigned’s tender has been or will be accepted in whole or in part by the offeror in the tender offer.  In addition, completion of the sale of any shares of Series D Delivery Preferred Stock that have been tendered is subject to a variety of contingencies regarding the actual completion of the purchase.  As a result, the undersigned believes that beneficial ownership of the shares of Series D Delivery Preferred Stock tendered in response to the tender offer has not yet changed hands.

(2) - Each share of Series C 6% Convertible Non-Cumulative Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock.

/s/ Timothy J. Dodd	01/02/2003
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002